UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2018
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITI 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
41 Farnsworth Street
Boston, MA

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN
December 31, 2018 and 2017
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2018 and 2017	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2018 and 2017	5

Notes to Financial Statements	6 - 13

Supplemental Schedules: (i)
Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2018	14

Schedule H, Line 4a- Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2018	15

(i) Schedules required by Form 5500 which are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
ITI 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the ITI 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
KPMG LLP

We have served as the Plan's auditor since 2000.
Albany, New York
June 26, 2019

ITI 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2018 and 2017

	2018	2017
Assets:

Investments at fair value (notes 3 and 4)	$15,753,429	$16,589,282
Notes receivable from participants	862,766	858,315
Accrued dividends and interest	8,550	13,932

Net assets available for plan benefits	$16,624,745	$17,461,529

See accompanying notes to financial statements.

ITI 401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions (reductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(1,478,721)	$1,052,745
Dividend and interest income	299,848	269,538
	(1,178,873)	1,322,283

Interest on notes receivable from participants	34,130	41,601

Contributions:
Employee	1,177,281	1,157,123
Employer	548,295	509,013
	1,725,576	1,666,136

Total additions	580,833	3,030,020

Deductions from net assets attributed to:
Benefits paid to participants	1,029,430	635,871
Employee rollovers into other qualified plans	360,855	2,106,661
Expenses and loan fees	27,332	36,451
Total deductions	1,417,617	2,778,983

Net increase (decrease)	(836,784)	251,037

Net assets available for plan benefits at:
Beginning of year	17,461,529	17,210,492
End of year	$16,624,745	$17,461,529

See accompanying notes to financial statements.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)	Description of the Plan
The ITI 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by Instrument Transformers, LLC (the “Company”), formerly Instrument Transformers, Inc., an affiliate of General Electric Company (“GE”). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective January 1, 2016, salaried employees became active participants in the GE Retirement Savings Plan instead of this Plan.
Ascensus Trust Company (the “Trustee”), is the Plan’s custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. (“Ascensus”) is the recordkeeper for the Plan.
The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description (“SPD”) and other material distributed to participants.
Employee Contributions and Investment Options
Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a)	GE Common Stock Fund - This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund’s estimated liquidity needs.

(b)
Vanguard 500 Index Admiral Fund - This fund seeks to track the performance of the S&P 500 Index.  It attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the S&P 500 Index.

(c)
Vanguard Extended Market Index Admiral Fund - This fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. This fund became an investment option on January 3, 2017.

(d)
Vanguard Total International Stock Index Admiral Fund - This fund seeks to track the performance of a benchmark index by investing in stocks issued by companies located in developed and emerging markets, excluding the United States. The benchmark index includes approximately 5,500 stocks located in 46 countries. This fund became an investment option on January 3, 2017.

(e)
Vanguard Total Bond Market Index Admiral Fund - This fund seeks to track the performance of a benchmark index by investing in a wide spectrum of public, investment-grade, taxable fixed income securities in the United States. At least 80% of the fund’s assets will be invested in bonds held by the benchmark index. This fund became an investment option on January 3, 2017.

(f)
Vanguard Target Retirement Funds - The Vanguard Target Retirement Funds are a series of registered investment companies (“mutual funds”) that separately invest in up to five other Vanguard mutual funds.  Because they invest in other mutual funds, rather than individual securities, each fund is considered a “fund of funds”.  The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund
Vanguard Target Retirement 2065 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds’ asset allocations will become more conservative over time as the target retirement date draws closer.

(g)	American Funds Growth Fund of America - This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h)
DFA U.S. Targeted Value Portfolio Fund - This fund seeks long-term capital appreciation. It uses a market capitalization weighted approach by purchasing a broad and diverse group of readily marketable securities of U.S. small and mid-cap companies.

(i)	Franklin Templeton Mutual Global Discovery Fund - This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(j)
State Street Institutional Income Fund - This fund managed by State Street Global Advisors ("SSGA") seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(k)
State Street Institutional International Equity Fund - This fund managed by SSGA seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(l)
American Beacon Stephens Mid-Cap Growth Institutional Fund - This fund seeks long-term growth of capital.  It invests at least 80% of its net assets in equity securities of medium capitalization companies, which are companies whose market capitalization falls within the capitalization range of $1 billion and the market capitalization of the largest company in the Russell Midcap Index. This fund became an investment option on January 3, 2017.

(m)
JP Morgan U.S. Government Money Market Fund - This fund seeks high current income with liquidity and stability of principal. It invests exclusively in high-quality, short-term securities that are issued or guaranteed by the U.S. government or by U.S. government agencies and instrumentalities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies (“mutual funds”) are made available to participants.
Participants may elect to defer any whole percentage of their eligible compensation, on a pre-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as “rollover” provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.
The United States Internal Revenue Code (“IRC”) limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,500 and $18,000 in 2018 and 2017, respectively. For participants who were at least age 50 during the year, the limit was generally $24,500 and $24,000 in 2018 and 2017, respectively.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Employer Contributions
The Plan generally provides for employer matching contributions at a rate of 50% of the employee’s pre-tax contributions on the first 14% of compensation.
Vesting
Participants are immediately fully vested in their employee contributions and related investment results. Vesting in the Company’s contributions and related investment results is based on years of continuous service. A participant is 100% vested in the Company’s contributions after six years of service as follows:
Years of Service        Percent
Less than 2         0%
2             20%
3             40%
4             60%
5             80%
6            100%

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.
Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.
The term of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant’s account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.
Payment of Benefits
Participants’ withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions and Company contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually), or a direct rollover.
Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee’s fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies and the money market fund, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.
(2)    Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investments
Plan investments are reported at fair value. See notes 3 and 4 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

(c)	Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.
Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies, short-term investments and interest-bearing cash.
See note 4 for additional information.

(d)	Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e)	Payment of Benefits
Benefit payments are recorded when paid to participants.

(f)	Expenses
Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan’s forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan’s loan expenses, which are paid by the Plan’s Trustee out of the respective participant’s investment fund’s assets.

(g)	Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)	Investments
A summary of the fair values of the Plan’s investments at December 31, 2018 and 2017 follow.

	2018	2017

Common stock	$289,228	$593,649
Registered investment companies	12,493,300	13,006,032
Short-term investments	2,918,161	2,961,386
Interest-bearing cash	52,740	28,215
Total investments at fair value	$15,753,429	$16,589,282

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(4)	Fair Value Measurements
The Plan’s investments measured at fair value on a recurring basis at December 31, 2018 follow.

	Level 1	Level 2	Level 3	Total

Common stock	$289,228	$—	$—	$289,228
Registered investment companies	12,493,300	—	—	12,493,300
Short-term investments	2,918,161	—	—	2,918,161
Interest-bearing cash	52,740	—	—	52,740
Total investments at fair value	$15,753,429	$—	$—	$15,753,429

The Plan’s investments measured at fair value on a recurring basis at December 31, 2017 follow.

	Level 1	Level 2	Level 3	Total

Common stock	$593,649	$—	$—	$593,649
Registered investment companies	13,006,032	—	—	13,006,032
Short-term investments	2,961,386	—	—	2,961,386
Interest-bearing cash	28,215	—	—	28,215
Total investments at fair value	$16,589,282	$—	$—	$16,589,282

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2018 or 2017.
As discussed in Note 1(a), the GE Common Stock Fund, is a unitized fund that consists of GE common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.

(5)	Risk and Uncertainties
The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies and a money market fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which primarily invests in a single security.
(6)    Related Party Transactions (Parties in Interest)
Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and money market fund operating expenses reduce the respective fund’s assets and are reflected in the fund’s share/unit price and dividends.
In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest as defined by ERISA.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(7)    Tax Status

The Internal Revenue Service has notified Ascensus, the prototype sponsor, by a letter dated March 31, 2014 that the basic plan document is qualified under the appropriate sections of the IRC. The Plan has adopted the Ascensus prototype document which has been amended since that letter was issued. However, the Plan administrator and the Plan’s counsel believe that the Plan’s current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.
The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2018 and 2017, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

(8)	Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 26, 2019 the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(9)	Reconciliation of Financial Statements to Form 5500
Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.
A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017

Total investments at fair value per financial statements	$15,753,429	$16,589,282

Total notes receivable from participants	862,766	858,315
Deemed distributions	(19,213)	(19,213)
Total notes receivable per Form 5500	843,553	839,102

Total investments per Form 5500	$16,596,982	$17,428,384

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017

Total deductions from net assets per financial statements	$1,417,617	$2,778,983
Changes in deemed distributions	—	9,400
Total expenses per Form 5500	$1,417,617	$2,788,383

A reconciliation of amounts per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017

Net assets available for plan benefits per financial statements	$16,624,745	$17,461,529
Deemed distributions	(19,213)	(19,213)
Net assets available for plan benefits per Form 5500	16,605,532	17,442,316

Total net increase (decrease) per financial statements	$(836,784)	$251,037
Changes in deemed distributions	—	(9,400)
Total net income (loss) per Form 5500	$(836,784)	$241,637

ITI 401(k) PLAN
Schedule H, Line 4a- Schedule of Delinquent Participant Contributions
As of December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 38,207 shares	$289,228
	Vanguard 500 Index Admiral Fund	Registered investment company, 6,383 shares	1,477,219
	Vanguard Extended Market Index Admiral Fund	Registered investment company, 2,429 shares	183,850
	Vanguard Total International Stock Index Admiral Fund	Registered investment company, 4,264 shares	108,183
	Vanguard Total Bond Market Index Admiral Fund	Registered investment company, 921 shares	9,621
	Vanguard Target Retirement Income Fund	Registered investment company, 8,597 shares	109,613
	Vanguard Target Retirement 2015 Fund	Registered investment company, 38,974 shares	540,184
	Vanguard Target Retirement 2020 Fund	Registered investment company, 27,523 shares	787,985
	Vanguard Target Retirement 2025 Fund	Registered investment company, 14,610 shares	248,522
	Vanguard Target Retirement 2030 Fund	Registered investment company, 13,099 shares	403,697
	Vanguard Target Retirement 2035 Fund	Registered investment company, 32,373 shares	609,269
	Vanguard Target Retirement 2040 Fund	Registered investment company, 7,598 shares	245,493
	Vanguard Target Retirement 2045 Fund	Registered investment company, 11,083 shares	223,983
	Vanguard Target Retirement 2050 Fund	Registered investment company, 2,537 shares	82,512
	Vanguard Target Retirement 2055 Fund	Registered investment company, 3,890 shares	137,310
	Vanguard Target Retirement 2060 Fund	Registered investment company, 1,629 shares	50,774
	American Funds Growth Fund of America	Registered investment company, 34,596 shares	1,478,983
	DFA U.S. Targeted Value Portfolio Fund	Registered investment company, 59,532 shares	1,180,512
	Franklin Templeton Mutual Global Discovery Fund	Registered investment company, 82,708 shares	2,222,357
	State Street Institutional Income Fund	Registered investment company, 80,792 shares	734,400
	State Street Institutional International Equity Fund	Registered investment company, 41,397 shares	467,788
	American Beacon Stephens Mid-Cap Growth Institutional Fund	Registered investment company, 56,102 shares	1,191,045
	JP Morgan U.S. Government Money Market Fund	Short-term investments, 2,918,161 shares	2,918,161
*	Mid-Atlantic Capital Group	Interest-bearing cash	52,740
	Total investments		15,753,429

*	Notes receivable from participants (187 loans with interest
	rates from 4.25% to 8.00% from 1 month to 13 years)		843,553
	Total Assets (Held at End of Year)		$16,596,982

*	Party in interest as defined by ERISA.
**	Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

ITI 401(k) PLAN
Schedule H, Line 4a- Schedule of Delinquent Participant Contributions
As of December 31, 2018

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$139,798	$—	$—	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

June 26, 2019	/s/ John Lu
Date	John Lu Senior FP&A Staff Manager

Exhibit Number	Description of the Exhibit

Exhibit 23	Consent of Independent Registered Public Accounting Firm